FORM 4                                                    OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number        3235-0287
                                                     Expires: September 30, 1998
                                                     Estimated average burden
                                                     hours per response. . . 0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[_] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
   Sonatrach
   10, rue du Sahara
   16035 Algiers, Algeria

2. Issuer Name and Ticker or Trading Symbol
   Anadarko Petroleum Corporation/APC

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4. Statement for Month/Year
   01/98

5. If Amendment, Date of Original (Month/Year)
   10/10/86

6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
   ___ Director                          _X_ 10% Owner
   ___ Officer (give title below)        ___ Other (specify below)
               ______________________________

7. Individual or Joint/Group Filing (Check Applicable Line)
   _X_ Form filed by One Reporting Person
   ___ Form filed by More than One Reporting Person

                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Transaction  3. Transaction   4. Securities Acquired      5. Amount of    6. Ownership  7. Nature of
   (Instr. 3)            Date            Code             (A) or Disposed of (D)      Securities      Form:         Indirect
                         (Month/         (Instr. 8)       (Instr. 3, 4 and 5)         Beneficially    Direct        Beneficial
                         Day/                                                         Owned at        (D) or        Ownership
                         Year)                                                        End of Month    Indirect      (Instr. 4)
                                                                    (A)               (Instr. 3       (I)
                                                                     or               and 4)          (Instr. 4)
                                      Code     V       Amount       (D)    Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.10 Par Value       1/26/98         P                60,000       A      $54 3/4    6,060,000         I           By Sonatrach
                                                       common shares       (excluding                               Petroleum
                                                                           brokerage                                Investment
                                                                           commissions)                             Corporation
                                                                                                                    (Ireland)
                                                                                                                    Limited and by
                                                                                                                    Sonatrach
                                                                                                                    Petroleum
                                                                                                                    Corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1474 (7-97)

    Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of            2. Conver-    3. Trans-  4. Trans-    5. Number of    6. Date Exercisable 7. Title and Amount    8. Price of
   Derivative Security    sion or       action     action       Derivative      and Expiration      of Underlying          Deriva-
   (Instr. 3)             Exercise      Date       Code         Securities      Date (Month/        Securities             tive
                          Price of      (Month/    (Instr.8)    Acquired (A)    Day/Year)           (Instr. 3 and 4)       Security
                          Derivative    Day/                    or Disposed                                                (Instr.5)
                          Security      Year)                   of (D)
                                                                (Instr. 3,
                                                                4 and 5)        Date     Expir-              Amount or
                                                                                Exer-    ration              Number of
                                                 Code    V    (A)  (D)          cisable  Date      Title     Shares
------------------------------------------------------------------------------------------------------------------------------------




     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)
                                   (Continued)

9. Number of Derivative    10. Ownership Form of Derivative  11. Nature of Indirect Beneficial
   Securities Beneficially     Security: Direct (D) or           Ownership (Instr. 4)
   Owned at End of Month       Indirect (I) (Instr. 4)
   (Instr. 4)



Explanation of Responses:
Sonatrach is the beneficial owner of 6,060,000 common shares, allocated as follows: 6,000,000 common shares through its direct 99.9% interest in the capital stock of Sonatrach Petroleum Investment Corporation (Ireland) Limited, and 60,000 common shares through its indirect 99.9% interest in the capital stock of Sonatrach Petroleum Corporation, a Delaware corporation.

SONATRACH

/s/ Messaoud M. Sefriou                                  February 5, 1998
-------------------------------                   ------------------------------
**Signature of Reporting Person                               Date
by: Messaoud M. Sefriou
    Managing Director


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: file three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.